EXHIBIT 21.1
List of Subsidiaries

Subsidiaries	Incorporated in	Ownership Percentage
China Fire Protection Group Inc	British Virgin Islands	100%
Sureland Industrial Fire Safety Limited	People’s Republic of China	100%
Sureland Industrial Fire Equipment Co. Ltd	People’s Republic of China	100%
Beijing Hua An Times Fire Safety Technology Co., Ltd.	People’s Republic of China	100%
Beijing Shian Kexin Technology Co., Ltd	People’s Republic of China	100%
Shenyang Hongshide Electronics Co., Ltd.	People’s Republic of China	80%